UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

CORNELL COMPANIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

219141108
(CUSIP Number)

Thomas R. Hudson Jr.
Pirate Capital LLC 200 Connecticut Avenue, 4th Floor
Norwalk, CT 06854
(203) 854-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the object of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP: 219141108
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pirate Capital LLC


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]


6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware


NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
				7 	SOLE VOTING POWER
					853,000 (See Item 5)

				8 	SHARED VOTING POWER
					0

				9 	SOLE DISPOSITIVE POWER
					1,999,200 (See Item 5)

				10	SHARED DISPOSITIVE POWER
					0


				11 	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,999,200 (See Item 5)


				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					14.8% (See Item 4)


				14	TYPE OF REPORTING PERSON*
					00 (See Item 2)





CUSIP: 219141108


1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas R. Hudson Jr.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH

				7	SOLE VOTING POWER
					1,146,200** (See Item 5)


				8 	SHARED VOTING POWER
					853,000** (See Item 5)


				9 	SOLE DISPOSITIVE POWER
					0


				10	SHARED DISPOSITIVE POWER
					1,999,200** (See Item 5)

				11	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,999,200** (See Item 5)

				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13 	14.8%** (See Item 4)


				14	TYPE OF REPORTING PERSON*
					IN

** The preceding interest does not include 15,000 options beneficially owned and held directly by Thomas R. Hudson Jr.


Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is shares of common stock, par value $.001, of Cornell Companies, Inc. whose principal executive offices are located at 1700 West Loop South, Suite 1500, Houston Texas 77027.



Item 2. Identity and Background

(a), (b), (c) and (f) This is amendment no. 12 to the Schedule 13D filed by Pirate Capital LLC and Thomas R. Hudson Jr. on July 6, 2004.
Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson Jr. is the sole owner and Managing Member of Pirate Capital LLC and a citizen of the United States. Each of the aforesaid reporting persons is deemed to be the beneficial owner of an aggregate of 1,999,200 shares of the Common Stock of the Issuer (the Shares), which Shares are owned of record, in part, by each of Jolly Roger Fund LP, Jolly Roger Offshore Fund Ltd and Mint Master Fund
Ltd (the "Holders"). The persons filing this report disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

(d) and (e) Within the last five years, neither Pirate Capital LLC nor Thomas R. Hudson Jr. has been i) convicted in a criminal proceeding, or
ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3. Source and Amount of Funds or Other Consideration

Funds for the purchase of the Shares were derived from available capital of the Holders. A total of $26,563,081.08 was paid to acquire the Shares as detailed in Item 5.



Item 4. Purpose of Transaction

Pirate Capital LLC ("Pirate Capital") originally acquired the Shares owned by them for investment purposes.

On February 24, 2005, in accordance with Section 2.4(a) of the Bylaws of Cornell Companies, Inc. (the "Company"), Jolly Roger Fund LP, an affiliate of Pirate Capital LLC, sent a letter (the "Nomination Letter") to the Company to provide notice of its intent to nominate Leon Clements, Zachary R. George, Todd Goodwin, Thomas R. Hudson Jr., Alfred Jay Moran, Jr., Sally Walker and Richard Crane (collectively, the "Pirate Nominees") for election as Directors at the Company's 2005 Annual Meeting of Stockholders (the "Annual Meeting"). The Nomination Letter was filed as an exhibit to Pirate's Schedule 13D/A filed with the Securities and Exchange Commission on February 25, 2005.

On April 5, 2005, Pirate Capital, Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD and Mint Master Fund, Ltd. (the "Pirate Group") filed a preliminary proxy statement with the Securities and Exchange Commission with respect to the Pirate Nominees. The Pirate Group filed an amendment to the preliminary proxy statement on April 29, 2004.
Pirate Capital intended to solicit proxies, in opposition to the proxy solicitation expected to be conducted by the Company's current management, for the purpose of electing the Pirate Nominees and replacing the current directors of the Company.

On May 17, 2005, Pirate Capital entered into a letter agreement with the Company effective as of May 18, 2005 (the "Settlement Agreement"). Pursuant to the terms of the Settlement Agreement, the Company agreed to (a) nominate nine (9) nominees for election at the Annual Meeting, including the seven Pirate Nominees; (b) solicit proxies for the election of the Pirate Nominees at the Annual Meeting; and (c) reimburse Pirate Capital for up to $750,000 in reasonable expenses in connection with the proxy solicitation, the Annual Meeting and the negotiation and execution of the Settlement Agreement.

Pursuant to the terms of the Settlement Agreement, Pirate Capital agreed to (i) cease any and all efforts with respect to its proxy solicitation; and (ii) subject to certain exceptions, not engage as a participant in a Rule 13e-3 transaction with respect to Cornell prior to July 31, 2007.

On June 30, 2005, the Company announced the election of the Pirate Nominees and the re-election of board members Anthony R. Chase and
D. Stephen Slack at the 2005 Annual Meeting.

On July 5, 2005, the Company announced the expansion of the board of directors to 10 and the election of James E. Hyman as Chairman. The Company also announced that Thomas R. Hudson Jr. had been named lead director and that the expiration date of the shareholder rights plan had been accelerated to July 8, 2005.

On August 11, 2005, Pirate Capital entered into a trading plan (the "Trading Plan") with Greenwich Prime Trading Group LLC, that complies with Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934. The Trading Plan is effective from August 22, 2005 to November 9, 2005 and will enable Pirate Capital to purchase up to 2,500,000 shares.
A redacted copy of the Trading Plan is attached hereto as Exhibit 1.


Except as set forth herein, Pirate Capital reserves the right to change its plans and to take any and all actions that Pirate Capital may deem appropriate to maximize the value of its investment in the Company, including, among other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the Company beneficially owned by Pirate Capital in the open market or in privately negotiated transactions, (c) communicating with other stockholders or (d) formulating other plans or proposals regarding the Company or its securities, in each case to the extent deemed advisable by Pirate Capital in light of Pirate's general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.



Item 5. Interest in Securities of the Issuer

(a) and (b) By virtue of its position as general partner of Jolly Roger Fund LP and an agreement between it and the sole owner of Mint Master Fund, Ltd., Pirate Capital LLC has sole power to vote or direct the voting, and to dispose or direct the disposition of, all of the Shares owned by Jolly Roger Fund LP and Mint Master Fund Ltd. By virtue of an agreement between it and Jolly Roger Offshore Fund, Ltd. Pirate Capital LLC has sole disposition power with respect to all of the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of his position as sole Managing Member of Jolly Roger Offshore Fund Ltd, Thomas R. Hudson Jr. has sole voting power with respect to the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of his position as sole Managing Member of Pirate Capital LLC, Thomas R. Hudson Jr. is deemed to have shared voting power and shared disposition power with respect to all Shares as to which Pirate Capital, LLC has voting power or disposition power.

Based on the foregoing, Pirate Capital LLC has sole voting power with respect to 853,000 of the Shares and sole disposition power with respect to 1,999,200 of the Shares; Thomas R. Hudson Jr. has sole voting power with respect to 1,146,200 of the Shares and shared voting power with respect to 853,000 of the Shares and shared disposition power with respect to 1,999,200 of the Shares;

The preceding interest does not include 15,000 options beneficially owned and held directly by Thomas R. Hudson Jr.

(b) All of the Shares were purchased by the Holders in open market transactions. No purchases were made by any of the Holders in the last sixty days.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships with respect to securities of the Company with any persons except as set forth in Item 4 above.



Item 7. Material to Be Filed as Exhibits

	Exhibit 1:	Rule 10b5-1 Trading Plan between Pirate Capital LLC
			and Greenwich Prime Trading Group LLC.



Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2005

			Pirate Capital LLC



		   By: 	Thomas R. Hudson Jr.
			Portfolio Manager




EXHIBIT 1. Rule 10b5-1 Trading Plan between Pirate Capital LLC and Greenwich
	   Prime Trading Group LLC.


PIRATE CAPITAL, LLC
FOR THE PURCHASE OF
CORNELL COMPANIES, INC. COMMON STOCK, PAR VALUE $0.001

Rule 10b5-1 Trading Plan

This Trading Plan dated August 11, 2005(the "Trading Plan") is entered into between Pirate Capital LLC ("Buyer") and Greenwich Prime Trading Group, LLC. ("Greenwich Prime"), acting as agent, for the purpose of establishing a trading plan that complies with Rule 10b5-1(c)(1)under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Buyer and Greenwich Prime agree as follows:

1. Specific Plan of Purchase. Greenwich Prime agrees to effect purchases of common stock, par value $0.001 per share, of Cornell Companies, Inc. ("Issuer") (the "Stock") on behalf of Buyer in accordance with the specific trading instructions previously delivered in writing and set forth in Exhibit A hereto (the "Purchase Instructions").

2. Fees/Commissions. Buyer shall pay Greenwich Prime $X.XX per share of Stock purchased; such amount to be added by Greenwich Prime to the purchase prices under this Trading Plan.

3. Buyer's Representations and Warranties. As of the date hereof and on the date of any amendment hereto, Buyer represents and warrants that:

	(a) Buyer is not aware of any material nonpublic information concerning Issuer or any securities of Issuer;

	(b) Buyer is entering into this Trading Plan in good faith and not as part
	of a plan or scheme to evade the prohibitions of Rule 10b5-1 of the Exchange
	Act or other applicable securities laws;

	(c) Buyer is not subject to any legal, regulatory or contractual restriction
	or undertaking that would prevent Greenwich Prime  from conducting purchases
	in accordance with this Trading Plan;

	(d) This Trading Plan is consistent with Issuer's insider trading policy and
	will continue to be consistent with such insider trading policy while the
	Trading Plan is in effect;

	(e) Buyer is not currently a party to, and within the 60 days preceding the
	date hereof has not been a party to, any other agreements or trading plans
	with regard to Stock.

	(f) Buyer has had an opportunity to consult with Buyer's own advisors as
	to the legal (including this Trading Plan's compliance with Rule 10b5-1
	and applicable state law), tax, business, financial, accounting and related
	aspects of this	Trading Plan, including potential application of Section
	16(b) of the Exchange Act to any transaction (whether or not under this
	Trading Plan) engaged in by Buyer or on Buyer's behalf.  Buyer acknowledges
	that Buyer has not received or relied on any representations from Greenwich
	Prime concerning this Trading Plan's compliance	with Rule 10b5-1.

	(g) Buyer is not an "affiliated purchaser" as such term is defined under Rule
	10b-18 of the Exchange Act]

4. Agreements by Buyer.

	(a) Brokerage Account. Buyer currently maintains a Greenwich Prime brokerage
	account to facilitate the execution of purchases under this Trading Plan and
	agrees to comply with its terms and conditions.

	(b) Receipt of Stock.

		(i) Buyer agrees to take delivery of all shares of Stock to be purchased
		pursuant to this Trading Plan through its executing Prime Brokerage account
		at Greenwich Prime in the name of and for the benefit of Buyer(the "Plan
		Account")prior to the commencement of any purchases under this Trading Plan.

		ii) Buyer agrees that its failure to take effective delivery of shares
		of Stock shall relieve Greenwich Prime of its obligations under this
		Trading Plan.

	(c) Hedging Transactions. While this Trading Plan is in effect, Buyer agrees
	to comply with the prohibition set forth in Rule 10b5-1(c)(1)(C) against
	entering into or altering a corresponding or hedging transaction or position
	with respect to the Stock.

	(d) Communications. Buyer agrees that it shall not, directly or indirectly,
	communicate any material nonpublic information relating to the Stock or Issuer
	to any employee of Greenwich Prime.

	(e) No Influence. Buyer acknowledges and agrees that Buyer does not have,
	and shall not attempt to exercise, any influence over how, when or whether to
	effect purchases of Stock pursuant to this Trading Plan.

	(f) Discretion. Buyer acknowledges and agrees that Greenwich Prime and any of their respective officers, employees or other representatives shall not exercise discretionary authority or discretionary control in connection with effecting purchases under this Trading Plan, except pursuant to the Purchase Instructions under this Trading Plan or the express provisions of this Trading Plan.

	(g) Exclusivity. Buyer agrees that until this Trading Plan has been terminated, Buyer shall not establish any other Rule 10b5-1 trading plans with respect to the Stock, without express written notice to Greenwich Prime.

	(h) Acknowledgment of Relief from Obligation to Effect Purchases. Buyer acknowledges and agrees that Greenwich Prime shall be relieved of its obligation to purchase Stock as otherwise required by paragraph 1 above at any time when:

		(i) Greenwich Prime has determined that

			(A) a material adverse change in the financial markets, in
			the market activity in Issuer or in the internal systems
			of Greenwich Prime, an outbreak or escalation of hostilities
			or other crisis or calamity has	occurred (in each case, the
			effect of which is such as to make it, in the sole judgment
			of Greenwich Prime, impracticable for Greenwich Prime to
			purchase Stock); or

			(B) a trading suspension with respect to the Stock by the
			Securities and Exchange Commission or New York Stock
			Exchange ("Primary Exchange"), a delisting of the Stock
			by the Primary Exchange, or a banking moratorium has occurred;

		(ii) Greenwich Prime determines, in its sole discretion, that it is prohibited from doing so by a legal, contractual or regulatory restriction applicable to it or to Buyer;

		(iii) Greenwich Prime suspends this Trading Plan in accordance with
		paragraph 5 below;

		(iv) This Trading Plan is terminated in accordance with paragraph 6
		below;or Buyer further acknowledges and agrees that if Greenwich Prime
		cannot effect a purchase as required by paragraph 1 above for any of
		such reasons, Greenwich Prime shall effect such purchase as promptly
		as practical after the cessation or termination of such cause,
		subject to the restrictions set forth in the Purchase Instructions.


5. Suspension. Sales under this Trading Plan shall be suspended as follows:

	(a) Promptly after the date on which Greenwich Prime receives notice from
	Buyer or Issuer of legal, contractual or regulatory restrictions applicable
	to Buyer that would prevent Greenwich Prime  from purchasing Stock for
	Buyer's account during the Plan Purchase Period (as defined below)
	(such notice merely stating that there is a restriction applicable to Buyer
	without specifying the reasons for the restriction), including a restriction
	based on Buyer's awareness of material nonpublic information in connection
	with a tender offer for Issuer's securities (transactions on the basis of
	which Rule 14e-3 of the Exchange Act could be violated).

	(b) In the event of a Qualifying Securities Offering (as defined below),
	from the Suspension Date until Greenwich Prime  receives notice from Issuer
	of the Resumption Date (each as defined below);provided, however, that

		(i) Greenwich Prime has received reasonable notice of such Qualifying Securities Offering from Buyer or Issuer; and

		(ii) Buyer certifies that Buyer has no control over the date on which the Preliminary Offering Document or Underwriting Agreement (each, as defined below) is filed, used, distributed or executed, as the case may be.

	(c) "Qualifying Securities Offering" means any offering of securities of
	Issuer for cash	in which the lead underwriter, lead manager, initial
	purchaser, placement agent or other entity performing a similar function (each, an "Underwriter") requires Buyer to agree to restrict Buyer's ability to effect Purchases pursuant to this Trading Plan. "Suspension Date" means the earlier of

		(i) the date on which a preliminary prospectus, offering memorandum,
		offering circular or other disclosure document (each, a "Preliminary
		Offering Document") is first used to market securities of Issuer
		by the Underwriter or

		(ii) if no such offering document is used in connection with a Qualifying Securities Offering, the date on which the underwriting agreement, purchase agreement, placement agent agreement or similar agreement (each, an "Underwriting Agreement") is entered into by the Underwriter and Issuer. "Resumption Date" means the day immediately following the expiration of the time period during which Buyer was restricted from effecting Purchases pursuant to this Trading Plan in accordance with the Underwriting Agreement.

	(d) In the event that the Greenwich Prime becomes aware of material
	nonpublic information concerning Issuer or the Stock, Greenwich Prime may
	be required by applicable law or, in its sole discretion, find it advisable,
	to suspend purchases under this Trading Plan. In such case, Greenwich Prime
	shall promptly notify Buyer of the suspension of purchases under this Plan.

6. Effectiveness and Termination. This Trading Plan is effective as of August 22, 2005 and will terminate on the earliest to occur of the following (the "Plan Purchase Period"):

	(a) On November 9, 2005 ("Termination Date");

	(b) promptly after the date on which Greenwich Prime receives notice from Buyer of the termination of this Trading Plan; provided however, such termination is made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 of the Exchange Act or other applicable securities laws and further provided, however, that such notice shall be accompanied by a certification from Buyer that Buyer has notified Issuer in writing of such termination;

	(c) upon the determination by Greenwich Prime, or promptly after the determination by Buyer and notice to Greenwich Prime (either of which determinations must be reasonable), that this Trading Plan does not comply with Rule 10b5-1;

	(d) promptly after the date Greenwich Prime is notified of the bankruptcy, insolvency or dissolution of Buyer; or

	(e) the purchase of the number of Total Plan Shares (as defined in Exhibit A)


7. Indemnification; Limitation of Liability.

	(a) Indemnification.

	(i) Buyer agrees to indemnify and hold harmless Greenwich Prime and its
	members, managers, officers, principals and employees (collectively, the
	"Greenwich Parties") from and against all claims, losses, damages and
	liabilities (including, without limitation, any reasonable legal or other
	expenses and each of the Greenwich Parties reasonable out-of-pocket expenses
	incurred in connection with the investigation of any pending or threatened
	claims or the preparation for, the defense of, or the furnishing of evidence
	in, any pending or threatened litigation, investigation or proceedings,
	whether or not any of the Greenwich Parties are a party thereto) arising
	out of or attributable to Greenwich Prime's actions taken or not taken
	in compliance with this Trading Plan, arising out of or attributable to
	any breach by Buyer of this Trading Plan (including Buyer's representations
	and warranties hereunder), or any violation by Buyer of applicable laws or
	regulations, provided however, that such indemnification shall not apply if
	any such losses, damages, or liabilities arise from or are attributable to
	the gross negligence or willful misconduct of Greenwich Prime. This
	indemnification shall survive termination of this Trading Plan.

	(ii) Greenwich Prime agrees to indemnify and hold harmless Buyer from and
	against all claims, losses, damages and liabilities (including, without
	limitation, any legal or other expenses reasonably incurred in connection
	with defending or investigating any such action or claim) arising out of or
	attributable to the gross negligence or willful misconduct of Greenwich
	Prime in connection with this Trading Plan.

	(b) Limitation of Liability.

	(i) Notwithstanding any other provision hereof, Greenwich Prime shall not be liable to Buyer, and Buyer shall not be liable to Greenwich Prime for:

(A) special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen; or

(B) any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including, but not limited to, failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as "Acts of God".

	(ii) Notwithstanding any other provision hereof, Greenwich Prime shall not be liable to Buyer for

(A) the exercise of discretionary authority or discretionary control under this Trading Plan, if any, or

(B) any failure to effect a purchase required by paragraph 1, except for failures to effect purchases as a result of the gross negligence or willful misconduct of Greenwich Prime .

8. Agreement to Arbitrate. Any dispute between Buyer and Greenwich Prime arising out of, relating to or in connection with this Trading Plan or any transaction relating to this Trading Plan shall be determined only by arbitration as provided in the Greenwich Prime brokerage account agreement referred to in paragraph 4(a) above.

9. Buyer shall comply with, and be solely responsible for compliance with, all statutes, rules and regulations applicable to it and the transactions contemplated hereby, including without limitation, reporting and filing requirements under Sections 13 and 16 of the Exchange Act.

10. Notices.

	(a) All notices to Greenwich Prime under this Trading Plan shall be provided to Daniel Lilly, Greenwich Prime in the manner specified by this Trading Plan by facsimile at 212-422-7293.

	(b) All notices to Buyer under this Trading Plan shall be given to Tom Hudson in the manner specified by this Trading Plan by telephone 203-854-1100, by facsimile at 203-854-5841 or by certified mail to the address below:

	Thomas Hudson
	Managing Member
	Pirate Capital, LLC.
	200 Connecticut Ave.
	Norwalk, CT 06854

11. Amendments and Modifications. This Trading Plan may be amended by Buyer only upon the written consent of Greenwich Prime and receipt by Greenwich Prime of the following documents, each dated as of the date of such amendment:

	(a) a certificate signed by Buyer, certifying that the representations and warranties of Buyer contained in this Trading Plan are true at and as of the date of such certificate as if made at and as of such date.


12. Assignment. Buyer's rights and obligations under this Trading Plan may not be assigned or delegated without the written permission of the parties to the trading plan.

13. Inconsistency with Law. If any provision of this Trading Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. All other provisions of this Trading Plan will continue and remain in full force and effect.

14. Governing Law. This Trading Plan shall be governed by and construed in accordance with the internal laws of the State of New York and may be modified or amended only by a writing signed by the parties hereto.

15. Entire Agreement. This Trading Plan, including Exhibits and the brokerage account agreement referred to in paragraph 4(a) above, constitutes the entire agreement between the parties with respect to this Trading Plan and supercedes any prior agreements or understandings with regard to this Trading Plan.

16. Counterparts. This Trading Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

NOTICE: THIS AGREEMENT CONTAINS A PREDISPUTE ARBITRATION CLAUSE IN PARAGRAPH 8.


IN WITNESS WHEREOF, the undersigned have signed this Trading Plan as of the date first written above.

Pirate Capital, LLC


/s/ Thomas Hudson
__________________________________________
Name: THOMAS HUDSON
Title: President



GREENWICH PRIME


/s/ Daniel Lilly
__________________________________________

Name: Daniel Lilly
Title: Managing Partner


Acknowledged that the Trading Plan exists and is compliant with Issuer's Insider Trading Policy:

CORNELL COMPANIES, INC.

By:    /s/ Pat Perrin

Name:  Pat Perrin
Title: Chief Administrative Officer





EXHIBIT A


This Exhibit A may not be amended except in accordance with the Trading Plan.


SPECIFIC INSTRUCTIONS

1. Greenwich Prime shall enter a Buy Order for a specified Purchase Amount
(as defined below) for the account of Buyer on each specified Purchase Day
(as defined below) at the specified Purchase Price (as defined below), subject to the following restrictions:

In no event shall Greenwich Prime purchase any shares of Stock pursuant to the Trading Plan prior to two (2) business days after the public release of the Issuer's second quarter earnings report ("Effective Date") [Note-2nd quarter earnings of Issuer is expected to be released on or around August 9, 2005.]

2. A "Purchase Day" shall be any Trading Day beginning on the August 22, 2005 ("Effective Date"), through November 9, 2005 ("Plan Period") that the limit prices specified below are met. Greenwich Prime shall enter the order before the opening on the first Trading Day of the month but can modify such order as appropriate.

3. The "Purchase Amount" XXXXX XXXXX shall be established as follows:

4. Purchase Terms. XXXXX XXXXX XXXXX

Stock Price		Volume
xxxxxxxx		xxxxxxxxx
xxxxxxxx		xxxxxxxxx
xxxxxxxx                xxxxxxxxx
xxxxxxxx		xxxxxxxxx
xxxxxxxx		xxxxxxxxx

5. Total Purchases. The total number of shares purchased during the plan period is not to exceed 2,500,000 shares (the "Total Plan Shares").

6. The Total Plan Shares, the Purchase Amount and the Purchase Price shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock or any change in capitalization with respect to Issuer that occurs while the Trading Plan is in effect.

7. The term "Stock" as used in the Trading Plan shall include any class or series of common stock of Issuer into which the Stock shall be converted whether pursuant to a reclassification, reorganization, reincorporation or similar event.

8. A "Trading Day" is any day during the Plan Period that the Primary Exchange (the "Principal U.S. Market") is open for business and the Stock trades regular way on the principal U.S. market; provided, however, that a "Trading Day" shall mean only that day's regular trading session of the Principal U.S. Market and shall not include any extended-hours or after-hours trading sessions that the Principal U.S. Market may allow.

9. Greenwich Prime may buy Stock on any national securities exchange, in the over-the-counter market, on an automated trading system or otherwise.

10. Greenwich Prime may, in its sole discretion, elect to act as principal in executing purchases under the Trading Plan.